The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	June 30, 2025	December 31, 2024
Assets
Cash and demand deposits with banks - Non-interest bearing	99,525	93,145
Demand deposits with banks - Interest bearing	160,754	165,741
Cash equivalents - Interest bearing	1,189,783	1,739,226
Cash and cash equivalents	1,450,062	1,998,112
Securities purchased under agreements to resell	1,134,631	1,205,373
Short-term investments	1,111,915	580,026
Investment in securities
Available-for-sale at fair value (including assets pledged that secured parties are permitted to sell or repledge: Nil (2024: $93,468)) (amortized cost: $2,456,120 (2024: $2,435,752))	2,336,118	2,272,486
Held-to-maturity (fair value: $2,619,039 (2024: $2,671,040))	3,122,134	3,240,290
Total investment in securities	5,458,252	5,512,776
Loans
Loans	4,603,188	4,499,300
Allowance for credit losses	(25,669)	(25,709)
Loans, net of allowance for credit losses	4,577,519	4,473,591
Premises, equipment and computer software, net	159,157	153,782
Goodwill	25,831	23,617
Other intangible assets, net	66,327	65,992
Equity method investments	6,674	6,594
Accrued interest and other assets	194,634	211,533
Total assets	14,185,002	14,231,396

Liabilities
Deposits
Non-interest bearing	2,604,866	2,687,877
Interest bearing	10,232,976	10,058,032
Total deposits	12,837,842	12,745,909
Securities sold under agreements to repurchase	—	92,562
Employee benefit plans	84,167	83,589
Accrued interest and other liabilities	193,854	189,799
Total other liabilities	278,021	365,950
Long-term debt	—	98,725
Total liabilities	13,115,863	13,210,584
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 41,724,081 (2024: 43,537,979)	417	435
Additional paid-in capital	881,196	916,394
Retained earnings	454,524	422,461
Less: treasury common shares, at cost: 619,212 (2024: 619,212)	(25,468)	(23,063)
Accumulated other comprehensive income (loss)	(241,530)	(295,415)
Total shareholders’ equity	1,069,139	1,020,812
Total liabilities and shareholders’ equity	14,185,002	14,231,396
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Non-interest income
Asset management	9,379	8,884	18,928	17,726
Banking	14,725	13,805	29,801	28,064
Foreign exchange revenue	11,953	12,582	25,633	25,774
Trust	16,371	15,437	31,999	30,481
Custody and other administration services	3,152	3,371	6,661	6,685
Other non-interest income	1,439	1,568	2,427	2,010
Total non-interest income	57,019	55,647	115,449	110,740
Interest income
Interest and fees on loans	71,046	76,592	140,481	153,578
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	18,326	10,801	36,089	20,374
Held-to-maturity	17,906	18,820	36,213	38,145
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	33,634	41,368	68,141	78,196
Total interest income	140,912	147,581	280,924	290,293
Interest expense
Deposits	49,170	58,738	98,306	112,947
Long-term debt	2,310	1,372	3,681	2,743
Securities sold under agreements to repurchase	27	35	205	89
Total interest expense	51,507	60,145	102,192	115,779
Net interest income before provision for credit losses	89,405	87,436	178,732	174,514
Provision for credit (losses) recoveries	(209)	(483)	170	(74)
Net interest income after provision for credit losses	89,196	86,953	178,902	174,440
Net gains (losses) on other real estate owned	—	80	—	68
Net other gains (losses)	69	(16)	94	233
Total other gains (losses)	69	64	94	301
Total net revenue	146,284	142,664	294,445	285,481
Non-interest expense
Salaries and other employee benefits	45,441	43,855	90,969	86,628
Technology and communications	16,294	16,858	32,303	32,985
Professional and outside services	5,152	6,687	10,596	12,200
Property	8,786	8,232	17,507	16,955
Indirect taxes	5,849	5,587	12,343	11,891
Non-service employee benefits expense	1,291	983	2,628	1,965
Marketing	1,695	1,583	3,470	2,885
Amortization of intangible assets	1,977	1,889	3,874	3,820
Other expenses	5,266	5,468	11,279	10,345
Total non-interest expense	91,751	91,142	184,969	179,674
Net income before income taxes	54,533	51,522	109,476	105,807
Income tax benefit (expense)	(1,208)	(931)	(2,387)	(1,785)
Net income	53,325	50,591	107,089	104,022

Earnings per common share
Basic earnings per share	1.28	1.11	2.55	2.26
Diluted earnings per share	1.25	1.09	2.48	2.23
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net income	53,325	50,591	107,089	104,022

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	2,329	(49)	6,260	(112)
Net changes on investments transferred to held-to-maturity	1,982	2,198	3,759	4,199
Unrealized net gains (losses) on available-for-sale investments	11,451	1,438	43,362	(12,839)
Employee benefit plans adjustments	143	154	504	1,404
Other comprehensive income (loss), net of taxes	15,905	3,741	53,885	(7,348)

Total comprehensive income (loss)	69,230	54,332	160,974	96,674
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Six months ended
	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	42,820,091	428	46,840,139	468	43,537,979	435	47,529,045	475
Retirement of shares	(1,115,462)	(11)	(1,079,530)	(11)	(2,210,189)	(22)	(2,235,320)	(22)
Issuance of common shares	19,452	—	21,473	1	396,291	4	488,357	5
Balance at end of period	41,724,081	417	45,782,082	458	41,724,081	417	45,782,082	458

Additional paid-in capital
Balance at beginning of period		898,729		969,670		916,394		988,904
Share-based compensation		5,441		5,490		10,782		10,286
Share-based settlements		438		443		478		465
Retirement of shares		(23,412)		(22,348)		(46,454)		(46,396)
Issuance of common shares, net of underwriting discounts and commissions		—		(1)		(4)		(5)
Balance at end of period		881,196		953,254		881,196		953,254

Retained earnings
Balance at beginning of period		439,599		364,921		422,461		342,520
Net Income for the period		53,325		50,591		107,089		104,022
Common share cash dividends declared and paid, $0.44 and 0.88 per share (2024: $0.44 and $0.88 per share)		(18,355)		(20,124)		(37,124)		(40,630)
Retirement of shares		(20,045)		(11,888)		(37,902)		(22,412)
Balance at end of period		454,524		383,500		454,524		383,500

Treasury common shares
Balance at beginning of period	619,212	(23,511)	619,212	(18,660)	619,212	(23,063)	619,212	(18,104)
Purchase of treasury common shares	1,115,462	(45,425)	1,079,530	(36,139)	2,210,189	(86,783)	2,235,320	(71,278)
Retirement of shares	(1,115,462)	43,468	(1,079,530)	34,247	(2,210,189)	84,378	(2,235,320)	68,830
Balance at end of period	619,212	(25,468)	619,212	(20,552)	619,212	(25,468)	619,212	(20,552)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(257,435)		(321,287)		(295,415)		(310,198)
Other comprehensive income (loss), net of taxes		15,905		3,741		53,885		(7,348)
Balance at end of period		(241,530)		(317,546)		(241,530)		(317,546)
Total shareholders' equity		1,069,139		999,114		1,069,139		999,114
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Six months ended
	June 30, 2025	June 30, 2024
Cash flows from operating activities
Net income	107,089	104,022
Adjustments to reconcile net income to operating cash flows
Depreciation, accretion and amortization	20,194	19,966
Provision for credit losses (recoveries)	(170)	74
Share-based payments and settlements	11,260	10,751
Net (gains) losses on other real estate owned	—	(68)
(Increase) decrease in carrying value of equity method investments	(140)	475
Dividends received from equity method investments	60	75
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	36,898	(7,380)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(11,636)	(11,657)
Cash provided by (used in) operating activities	163,555	116,258

Cash flows from investing activities
Net (increase) decrease in securities purchased under agreements to resell	144,922	(469,502)
Short-term investments other than restricted cash: proceeds from maturities and sales	684,845	1,464,436
Short-term investments other than restricted cash: purchases	(1,164,603)	(1,084,309)
Available-for-sale investments: proceeds from maturities and pay downs	185,150	230,725
Available-for-sale investments: purchases	(207,067)	(275,663)
Held-to-maturity investments: proceeds from maturities and pay downs	120,441	129,263
Net (increase) decrease in loans	69,427	146,115
Additions to premises, equipment and computer software	(14,401)	(6,295)
Proceeds from sale of other real estate owned	—	530
Purchase of intangible assets	—	(481)
Cash provided by (used in) investing activities	(181,286)	134,819

Cash flows from financing activities
Net increase (decrease) in deposits	(269,670)	607,064
Net increase (decrease) in securities sold under agreements to repurchase	(90,032)	—
Repayment of long-term debt	(100,000)	—
Common shares repurchased	(86,783)	(71,278)
Cash dividends paid on common shares	(37,124)	(40,630)
Cash provided by (used in) financing activities	(583,609)	495,156
Net effect of exchange rates on cash, cash equivalents and restricted cash	60,538	(2,052)
Net increase (decrease) in cash, cash equivalents and restricted cash	(540,802)	744,181
Cash, cash equivalents and restricted cash: beginning of period	2,088,542	1,672,260
Cash, cash equivalents and restricted cash: end of period	1,547,740	2,416,441

Components of cash, cash equivalents and restricted cash at end of period
Cash and cash equivalents	1,450,062	2,389,806
Restricted cash included in short-term investments on the consolidated balance sheets	97,678	26,635
Total cash, cash equivalents and restricted cash at end of period	1,547,740	2,416,441

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	—	87
Initial recognition of right-of-use assets and operating lease liabilities	766	1,262
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, Cayman, and the Channel Islands and the UK, where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda, Cayman, and Channel Islands and the UK segments, Butterfield offers both banking and wealth management services. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2024.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value of financial instruments
•Impairment of goodwill
•Employee benefit plans

New Accounting Pronouncements
There were no accounting developments issued during the six months ended June 30, 2025 or accounting standards pending adoption which impacted the Bank.

Note 3: Cash and cash equivalents

	June 30, 2025	December 31, 2024
Non-interest bearing
Cash and demand deposits with banks	99,525	93,145

Interest bearing
Demand deposits with banks	160,754	165,741
Cash equivalents	1,189,783	1,739,226
Sub-total - Interest bearing	1,350,537	1,904,967

Total cash and cash equivalents	1,450,062	1,998,112

Note 4: Short-term investments

	June 30, 2025	December 31, 2024
Unrestricted
Maturing within three months	434,419	415,072
Maturing between three to six months	251,872	74,524
Maturing between six to twelve months	327,946	—
Total unrestricted short-term investments	1,014,237	489,596

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	97,678	90,430
Total restricted short-term investments	97,678	90,430

Total short-term investments	1,111,915	580,026

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ('HTM') investments are carried at amortized cost.

	June 30, 2025				December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
US government and federal agencies	2,440,034	7,917	(126,637)	2,321,314	2,324,841	1,451	(162,673)	2,163,619
Non-US governments debt securities	—	—	—	—	93,803	—	(335)	93,468
Asset-backed securities - Student loans	—	—	—	—	40	—	—	40
Residential mortgage-backed securities	16,086	—	(1,282)	14,804	17,068	—	(1,709)	15,359
Total available-for-sale	2,456,120	7,917	(127,919)	2,336,118	2,435,752	1,451	(164,717)	2,272,486

Held-to-maturity¹
US government and federal agencies	3,122,134	180	(503,275)	2,619,039	3,240,290	—	(569,250)	2,671,040
Total held-to-maturity	3,122,134	180	(503,275)	2,619,039	3,240,290	—	(569,250)	2,671,040
¹For the six months ended June 30, 2025 and June 30, 2024, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of June 30, 2025, comprising 165 securities representing 63.4% of the AFS portfolios' carrying value (December 31, 2024: 184 and 87.7%), represent credit losses. Total gross unrealized AFS losses were 8.6% of the fair value of the affected securities (December 31, 2024: 8.3%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the Current Expected Credit Loss Model ("CECL") model. HTM debt securities that were in an unrealized loss position as of June 30, 2025, were comprised of 218 securities representing 98.8% of the HTM portfolios’ carrying value (December 31, 2024: 220 and 100%). Total gross unrealized HTM losses were 19.5% of the fair value of affected securities (December 31, 2024: 21.3%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities, which have now matured, did not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans were composed of securities collateralized by Federal Family Education Loan Program ("FFELP") loans. FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%.

Investments in Residential mortgage-backed securities relate to 13 securities (December 31, 2024: 13) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15.6% - 50.1% and 43.1% - 52.3%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Less than 12 months		12 months or more
June 30, 2025	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	293,973	(1,702)	1,171,967	(124,935)	1,465,940	(126,637)
Residential mortgage-backed securities	—	—	14,805	(1,282)	14,805	(1,282)
Total available-for-sale securities with unrealized losses	293,973	(1,702)	1,186,772	(126,217)	1,480,745	(127,919)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,582,872	(503,275)	2,582,872	(503,275)

	Less than 12 months		12 months or more
December 31, 2024	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	696,835	(7,922)	1,187,094	(154,751)	1,883,929	(162,673)
Non-US governments debt securities	—	—	93,468	(335)	93,468	(335)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	15,359	(1,709)	15,359	(1,709)
Total available-for-sale securities with unrealized losses	696,835	(7,922)	1,295,961	(156,795)	1,992,796	(164,717)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,713	(476)	2,634,326	(568,774)	2,671,039	(569,250)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
June 30, 2025	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	244,242	868,869	—	—	1,208,203	2,321,314
Residential mortgage-backed securities	—	—	—	—	—	14,804	14,804
Total available-for-sale	—	244,242	868,869	—	—	1,223,007	2,336,118

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,122,134	3,122,134

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	June 30, 2025		December 31, 2024
Pledged investments - secured customer deposit product	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	20,977	19,779	22,888	21,062
Held-to-maturity	97,470	87,482	95,588	84,003

As at June 30, 2025, the Bank pledged nil (December 31, 2024: $93.5 million) in non-US governments debt investment securities to secure the Bank's repurchase agreements. Where the secured party has the right to sell or repledge the collateral, the Bank disclosed such pledged financial assets separately in the accompanying consolidated balance sheets.

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at June 30, 2025 is 6.06% (December 31, 2024: 6.29%). The interest receivable on total loans as at June 30, 2025 is $10.6 million (December 31, 2024: $8.0 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and Group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Bank also has a Group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or that the principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

June 30, 2025	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	278,104	—	—	—	278,104	(280)	277,824
Commercial and industrial	221,531	944	693	17,957	241,125	(11,929)	229,196
Commercial overdrafts	119,229	1,685	—	254	121,168	(95)	121,073
Total commercial loans	618,864	2,629	693	18,211	640,397	(12,304)	628,093

Commercial real estate loans
Commercial mortgage	498,465	531	2,177	2,996	504,169	(1,137)	503,032
Construction	62,808	—	—	—	62,808	—	62,808
Total commercial real estate loans	561,273	531	2,177	2,996	566,977	(1,137)	565,840

Consumer loans
Automobile financing	18,569	—	5	109	18,683	(37)	18,646
Credit card	91,061	—	372	—	91,433	(2,268)	89,165
Overdrafts	34,900	—	—	23	34,923	(390)	34,533
Other consumer[1]	41,003	19	821	869	42,712	(878)	41,834
Total consumer loans	185,533	19	1,198	1,001	187,751	(3,573)	184,178

Residential mortgage loans	3,039,013	6,708	91,218	71,124	3,208,063	(8,655)	3,199,408

Total	4,404,683	9,887	95,286	93,332	4,603,188	(25,669)	4,577,519
1 Other consumer loans’ amortized cost includes $9 million of cash and portfolio secured lending and $24 million of lending secured by buildings in construction or other collateral.

December 31, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	266,303	—	—	—	266,303	(462)	265,841
Commercial and industrial	210,911	347	778	18,026	230,062	(11,147)	218,915
Commercial overdrafts	115,558	1,896	—	1	117,455	(75)	117,380
Total commercial loans	592,772	2,243	778	18,027	613,820	(11,684)	602,136

Commercial real estate loans
Commercial mortgage	572,875	858	2,301	17,520	593,554	(3,267)	590,287
Construction	48,484	—	—	—	48,484	—	48,484
Total commercial real estate loans	621,359	858	2,301	17,520	642,038	(3,267)	638,771

Consumer loans
Automobile financing	18,010	—	6	164	18,180	(34)	18,146
Credit card	90,433	—	244	—	90,677	(1,919)	88,758
Overdrafts	37,110	—	—	38	37,148	(378)	36,770
Other consumer[1]	45,180	—	832	733	46,745	(923)	45,822
Total consumer loans	190,733	—	1,082	935	192,750	(3,254)	189,496

Residential mortgage loans	2,849,805	23,619	137,093	40,175	3,050,692	(7,504)	3,043,188

Total	4,254,669	26,720	141,254	76,657	4,499,300	(25,709)	4,473,591
1 Other consumer loans’ amortized cost includes $10 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

June 30, 2025	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2025	282,072	963	—	—	283,035
2024	517,223	—	257	137	517,617
2023	309,162	—	14,484	44	323,690
2022	788,454	1,490	816	26	790,786
2021	395,262	—	—	14	395,276
Prior	1,861,673	5,749	79,357	92,834	2,039,613
Overdrafts and credit cards	250,837	1,685	372	277	253,171
Total amortized cost	4,404,683	9,887	95,286	93,332	4,603,188

December 31, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2024	497,053	—	267	—	497,320
2023	366,278	—	506	51	366,835
2022	759,398	888	750	4	761,040
2021	422,496	781	—	13	423,290
2020	270,060	451	32,733	7,503	310,747
Prior	1,690,525	22,704	106,754	69,047	1,889,030
Overdrafts and credit cards	248,859	1,896	244	39	251,038
Total amortized cost	4,254,669	26,720	141,254	76,657	4,499,300

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

June 30, 2025	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	278,104	278,104
Commercial and industrial	—	868	17,158	18,026	223,099	241,125
Commercial overdrafts	—	—	254	254	120,914	121,168
Total commercial loans	—	868	17,412	18,280	622,117	640,397

Commercial real estate loans
Commercial mortgage	336	—	2,996	3,332	500,837	504,169
Construction	—	—	—	—	62,808	62,808
Total commercial real estate loans	336	—	2,996	3,332	563,645	566,977

Consumer loans
Automobile financing	20	8	100	128	18,555	18,683
Credit card	432	156	372	960	90,473	91,433
Overdrafts	—	—	23	23	34,900	34,923
Other consumer	39	25	732	796	41,916	42,712
Total consumer loans	491	189	1,227	1,907	185,844	187,751

Residential mortgage loans	14,759	6,091	88,991	109,841	3,098,222	3,208,063

Total amortized cost	15,586	7,148	110,626	133,360	4,469,828	4,603,188

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2024	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	266,303	266,303
Commercial and industrial	217	—	17,227	17,444	212,618	230,062
Commercial overdrafts	—	—	1	1	117,454	117,455
Total commercial loans	217	—	17,228	17,445	596,375	613,820

Commercial real estate loans
Commercial mortgage	346	—	17,520	17,866	575,688	593,554
Construction	—	—	—	—	48,484	48,484
Total commercial real estate loans	346	—	17,520	17,866	624,172	642,038

Consumer loans
Automobile financing	83	35	153	271	17,909	18,180
Credit card	514	280	244	1,038	89,639	90,677
Overdrafts	—	—	38	38	37,110	37,148
Other consumer	739	31	733	1,503	45,242	46,745
Total consumer loans	1,336	346	1,168	2,850	189,900	192,750

Residential mortgage loans	17,520	5,797	106,965	130,282	2,920,410	3,050,692

Total amortized cost	19,419	6,143	142,881	168,443	4,330,857	4,499,300

Changes in Allowances For Credit Losses
Allowance for expected credit losses remained relatively flat during the six months ended June 30, 2025. As disclosed in Note 2 of the December 31, 2024 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Six months ended June 30, 2025
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,684	3,267	3,254	7,504	25,709
Provision increase (decrease)	865	(2,087)	(24)	1,073	(173)
Recoveries of previous charge-offs	—	—	1,131	86	1,217
Charge-offs, by origination year
2025	—	—	—	—	—
2024	—	—	—	—	—
2023	—	—	—	(30)	(30)
2022	—	—	—	—	—
2021	—	—	—	—	—
Prior	(264)	(43)	(19)	(92)	(418)
Overdrafts and credit cards	(11)	—	(785)	(3)	(799)
Other	30	—	16	117	163
Allowances for expected credit losses at end of period	12,304	1,137	3,573	8,655	25,669

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Six months ended June 30, 2024
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,248	1,441	3,096	9,974	25,759
Provision increase (decrease)	(477)	2,488	211	(2,148)	74
Recoveries of previous charge-offs	—	—	555	154	709
Charge-offs, by origination year
2024	—	—	—	—	—
2023	—	—	(2)	—	(2)
2022	—	—	—	—	—
2021	—	—	—	—	—
2020	—	—	—	—	—
Prior	(170)	(22)	—	(330)	(522)
Overdrafts and credit cards	(3)	—	(793)	—	(796)
Other	—	—	—	(3)	(3)
Allowances for expected credit losses at end of period	10,598	3,907	3,067	7,647	25,219

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

Non-Performing Loans
During the six months ended June 30, 2025, no interest was recognized on non-accrual loans. No credit deteriorated loans were purchased during the period.

	June 30, 2025				December 31, 2024
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	17,157	800	—	17,957	17,209	817	—	18,026
Commercial overdrafts	—	254	—	254	—	1	—	1
Total commercial loans	17,157	1,054	—	18,211	17,209	818	—	18,027

Commercial real estate loans
Commercial mortgage	2,903	93	—	2,996	17,410	110	—	17,520
Total commercial real estate loans	2,903	93	—	2,996	17,410	110	—	17,520

Consumer loans
Automobile financing	100	9	—	109	126	38	—	164
Credit card	—	—	372	372	—	—	244	244
Overdrafts	—	23	—	23	—	38	—	38
Other consumer	518	351	—	869	528	205	—	733
Total consumer loans	618	383	372	1,373	654	281	244	1,179

Residential mortgage loans	50,889	20,235	25,339	96,463	22,630	17,545	72,693	112,868
Total non-performing loans	71,567	21,765	25,711	119,043	57,903	18,754	72,937	149,594

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Modifications Made to Borrowers Experiencing Financial Difficulty
The following table summarizes the amortized cost basis of loan modifications as at June 30, 2025 and June 30, 2024 made to borrowers experiencing financial difficulty during the six-months ended June 30, 2025 and June 30, 2024.

	Amortized cost basis					Weighted average financial effects
June 30, 2025	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Residential mortgage loans	1,855	—	5,977	3,074	0.3%	0	14	3.5%

	Amortized cost basis					Weighted average financial effects
June 30, 2024	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Commercial mortgage	—	—	—	648	0.1%	—	0	3.0%
Other consumer	—	—	53	792	1.8%	—	36	3.8%
Residential mortgage loans	19,368	—	194	3,768	0.7%	—	26	1.7%

Age analysis and subsequent default of modified loans.
As at June 30, 2025 and June 30, 2024, all loans for which a concession was granted during the preceding 12 months are current, except for the following:

Residential mortgage loans:
–$5.6 million (June 30, 2024: $0.1 million) of residential mortgage loans for which a reduction in interest rate was granted are 30 to 59 days past due; and
–$0.1 million (June 30, 2024: $0.7 million) of residential mortgage loans for which a reduction in interest rate was granted had a payment default and are 90 days or more past due.

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2025				December 31, 2024
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	3,244	—	—	3,244	2,478	—	—	2,478
Bermuda	41,321	1,561,153	203,236	1,805,710	37,227	1,631,461	186,210	1,854,898
Canada	1,438,248	—	—	1,438,248	1,417,882	—	—	1,417,882
Cayman Islands	35,445	1,032,818	214,153	1,282,416	40,675	1,068,142	218,817	1,327,634
France	117,603	—	—	117,603	207,687	—	—	207,687
Germany	2,057	—	—	2,057	1,178	—	—	1,178
Guernsey	—	597,903	115,145	713,048	1	552,994	103,979	656,974
Ireland	13,119	—	—	13,119	8,672	—	—	8,672
Japan	56,990	—	—	56,990	121,862	—	—	121,862
Jersey	—	288,809	59,681	348,490	—	223,964	68,217	292,181
Mauritius	1,391	—	—	1,391	1,055	—	—	1,055
Norway	2,981	—	—	2,981	100,148	—	—	100,148
Switzerland	6,674	—	—	6,674	3,377	—	—	3,377
The Bahamas	127	3,218	—	3,345	184	3,791	—	3,975
United Kingdom	1,359,880	1,119,287	107,181	2,586,348	1,240,116	1,018,948	137,654	2,396,718
United States	616,235	—	—	616,235	599,264	—	—	599,264
Other	1,293	—	—	1,293	1,705	—	—	1,705
Total gross exposure	3,696,608	4,603,188	699,396	8,999,192	3,783,511	4,499,300	714,877	8,997,688

Note 8: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
June 30, 2025	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,604,866	6,223,187	8,828,053	57,716	13,419	22,595	10,171	103,901	8,931,954
Term - $100k or more	N/A	N/A	—	3,097,505	343,127	427,766	37,490	3,905,888	3,905,888
Total deposits	2,604,866	6,223,187	8,828,053	3,155,221	356,546	450,361	47,661	4,009,789	12,837,842

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2024	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,687,877	5,579,775	8,267,652	51,608	18,035	19,912	10,395	99,950	8,367,602
Term - $100k or more	N/A	N/A	—	3,540,636	416,374	348,301	72,996	4,378,307	4,378,307
Total deposits	2,687,877	5,579,775	8,267,652	3,592,244	434,409	368,213	83,391	4,478,257	12,745,909
¹The weighted-average interest rate on interest-bearing demand deposits as at June 30, 2025 is 0.79% (December 31, 2024: 0.87%).

By Type and Segment	June 30, 2025			December 31, 2024
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,584,003	901,501	4,485,504	3,535,770	1,245,294	4,781,064
Cayman	2,991,564	1,052,895	4,044,459	2,793,194	1,177,909	3,971,103
Channel Islands and the UK	2,252,486	2,055,393	4,307,879	1,938,688	2,055,054	3,993,742
Total deposits	8,828,053	4,009,789	12,837,842	8,267,652	4,478,257	12,745,909

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank included an estimate of the 2025 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year ended December 31, 2024. During the six months ended June 30, 2025, there have been no material revisions to these estimates.

		Three months ended		Six months ended
	Line item in the consolidated statements of operations	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Defined benefit pension expense (income)
Interest cost	Non-service employee benefits expense	1,318	1,277	2,599	2,556
Expected return on plan assets	Non-service employee benefits expense	(1,709)	(1,552)	(3,328)	(3,107)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	587	589	1,170	1,178
Amortization of prior service (credit) cost	Non-service employee benefits expense	21	19	41	39
Total defined benefit pension expense (income)		217	333	482	666

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	11	13	22	27
Interest cost	Non-service employee benefits expense	1,093	1,097	2,185	2,193
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	131	131	262	262
Amortization of prior service (credit) cost	Non-service employee benefits expense	(150)	(578)	(301)	(1,156)
Total post-retirement medical benefit expense (income)		1,085	663	2,168	1,326

The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At June 30, 2025, $136.1 million (December 31, 2024: $138.4 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	June 30, 2025	December 31, 2024
Commitments to extend credit	463,798	475,289
Documentary and commercial letters of credit	1,006	1,576
Total unfunded commitments to extend credit	464,804	476,865
Allowance for credit losses	(92)	(90)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee are generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	June 30, 2025			December 31, 2024
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	233,090	210,940	22,150	236,220	207,267	28,953
Letters of guarantee	1,502	1,466	36	1,792	1,756	36
Total	234,592	212,406	22,186	238,012	209,023	28,989

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity that are carried at the amounts at which the securities will be subsequently sold or repurchased. The risks of these transactions include changes in the fair value of the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at June 30, 2025, the Bank had 12 open positions (December 31, 2024: 15) in resell agreements with a remaining maturity of less than 120 days involving pools of mortgages issued by US federal agencies and Non-US government debt securities. The carrying value of these resell agreements is $1.1 billion (December 31, 2024: $1.2 billion) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at June 30, 2025, there were no positions (December 31, 2024: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

As at June 30, 2025, the Bank had no open positions in a repurchase agreement. As at December 31, 2024, the Bank had one open position in a repurchase agreement with a remaining maturity of less than 30 days involving one Non-US government debt security, with the carrying value of the repurchase agreement being $92.6 million.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraph.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term which concluded in July 2024. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2038. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Lease costs
Operating lease costs	1,944	1,385	3,785	2,773
Short-term lease costs	312	1,022	607	1,840
Sublease income	—	861	—	572
Total net lease cost	2,256	3,268	4,392	5,185
Operating lease income	92	584	198	694

Other information for the period
Right-of-use assets related to new operating lease liabilities	—	1,262	766	1,262
Operating cash flows from operating leases	1,529	1,925	2,974	3,848

Other information at end of period			June 30, 2025	December 31, 2024
Operating leases right-of-use assets (included in other assets on the balance sheets)			37,372	35,347
Operating lease liabilities (included in other liabilities on the balance sheets)			38,236	35,604
Weighted average remaining lease term for operating leases (in years)			11.91	11.87
Weighted average discount rate for operating leases			5.94%	5.93%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2024:
Year ending December 31				Operating Leases
2025				5,249
2026				4,910
2027				4,911
2028				4,909
2029				3,667
2030 & thereafter				16,746
Total commitments				40,392
Less: effect of discounting cash flows to their present value				(4,788)
Operating lease liabilities				35,604

Note 12: Segmented information

The Bank is managed by the Chairman & CEO, its Chief Operating Decision Maker ("CODM"), on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman & CEO in assessing operating performance. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2024. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan. Other expenses are comprised of marketing, non-service employee benefits and other non-interest expenses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of
Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients, trusts, financial institutions and funds including deposit services, mortgage lending, credit cards, private and corporate banking, treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	June 30, 2025	December 31, 2024
Bermuda	5,043,216	5,438,279
Cayman	4,409,304	4,337,829
Channel Islands and the UK	4,773,869	4,526,623
Other	70,292	62,682
Total assets before inter-segment eliminations	14,296,681	14,365,413
Less: inter-segment eliminations	(111,679)	(134,017)
Total	14,185,002	14,231,396

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Three months ended June 30, 2025	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	53,527	40,123	47,227	35	140,912	—	140,912
Interest income - Inter-segment	1	795	2	—	798	(798)	—
Interest income Total	53,528	40,918	47,229	35	141,710	(798)	140,912

Interest expense
Interest expense	11,747	10,480	29,280	—	51,507	—	51,507
Interest expense - Inter-segment	788	—	10	—	798	(798)	—
Interest expense Total	12,535	10,480	29,290	—	52,305	(798)	51,507

Net interest income
Net interest income	41,780	29,643	17,947	35	89,405	—	89,405
Net interest income - Inter-segment	(787)	795	(8)	—	—	—	—
Net interest income Total	40,993	30,438	17,939	35	89,405	—	89,405

Non-interest income	24,272	17,388	10,456	11,251	63,367	(6,348)	57,019

Allowance for credit losses	75	(36)	(248)	—	(209)	—	(209)

Net revenue before gains and losses	65,340	47,790	28,147	11,286	152,563	(6,348)	146,215

Gains and losses	1	—	68	—	69	—	69

Total net revenue	65,341	47,790	28,215	11,286	152,632	(6,348)	146,284

Expenses
Salaries and other employee benefits	19,437	7,106	11,391	7,507	45,441	—	45,441
Technology and communications	7,875	3,534	2,263	368	14,040	—	14,040
Non-income taxes	4,439	417	632	361	5,849	—	5,849
Professional and outside services	3,176	500	1,209	267	5,152	—	5,152
Property	2,293	742	1,925	643	5,603	—	5,603
Amortization of intangible assets	357	275	914	431	1,977	—	1,977
Depreciation	3,434	1,150	724	129	5,437	—	5,437
Income tax benefit (expense)	—	—	932	276	1,208	—	1,208
Other expenses	10,820	3,586	(663)	857	14,600	(6,348)	8,252
Expenses Total	51,831	17,310	19,327	10,839	99,307	(6,348)	92,959

Net income	13,510	30,480	8,888	447	53,325	—	53,325

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Three months ended June 30, 2024	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	56,240	39,993	51,289	59	147,581	—	147,581
Interest income - Inter-segment	2,036	1,481	819	—	4,336	(4,336)	—
Interest income Total	58,276	41,474	52,108	59	151,917	(4,336)	147,581

Interest expense
Interest expense	13,808	11,409	34,928	—	60,145	—	60,145
Interest expense - Inter-segment	2,289	9	2,038	—	4,336	(4,336)	—
Interest expense Total	16,097	11,418	36,966	—	64,481	(4,336)	60,145

Net interest income
Net interest income	42,432	28,584	16,361	59	87,436	—	87,436
Net interest income - Inter-segment	(253)	1,472	(1,219)	—	—	—	—
Net interest income Total	42,179	30,055	15,143	59	87,436	—	87,436

Non-interest income	23,216	16,562	10,775	10,602	61,155	(5,508)	55,647

Allowance for credit losses	(714)	262	(31)	—	(483)		(483)

Net revenue before gains and losses	64,681	46,880	25,886	10,661	148,108	(5,508)	142,600

Gains and losses	82	—	(18)	—	64	—	64

Total net revenue	64,763	46,880	25,868	10,661	148,172	(5,508)	142,664

Expenses
Salaries and other employee benefits	19,358	6,881	11,137	6,479	43,855	—	43,855
Technology and communications	7,843	3,573	2,550	345	14,311	—	14,311
Non-income taxes	4,170	443	654	320	5,587	—	5,587
Professional and outside services	3,868	688	1,895	236	6,687	—	6,687
Property	2,228	670	1,897	619	5,414	—	5,414
Amortization of intangible assets	357	275	853	404	1,889	—	1,889
Depreciation	3,249	1,167	806	144	5,366	—	5,366
Income tax benefit (expense)	—	—	690	241	931	—	931
Other expenses	9,721	3,169	(82)	734	13,542	(5,508)	8,034
Expenses Total	50,794	16,866	20,399	9,522	97,581	(5,508)	92,073

Net income	13,969	30,014	5,469	1,139	50,591	—	50,591

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Six months ended June 30, 2025	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	107,717	79,949	93,185	73	280,924	—	280,924
Interest income - Inter-segment	278	1,761	35	—	2,074	(2,074)	—
Interest income Total	107,995	81,710	93,220	73	282,998	(2,074)	280,924

Interest expense
Interest expense	23,549	20,781	57,862	—	102,192	—	102,192
Interest expense - Inter-segment	1,785	—	289	—	2,074	(2,074)	—
Interest expense Total	25,334	20,781	58,151	—	104,266	(2,074)	102,192

Net interest income
Net interest income	84,168	59,168	35,323	73	178,732	—	178,732
Net interest income - Inter-segment	(1,507)	1,761	(254)	—	—	—	—
Net interest income Total	82,661	60,929	35,069	73	178,732	—	178,732

Non-interest income	47,230	36,993	21,487	22,092	127,802	(12,353)	115,449

Allowance for credit losses	2,952	(156)	(2,626)	—	170	—	170

Net revenue before gains and losses	132,843	97,766	53,930	22,165	306,704	(12,353)	294,351

Gains and losses	22	—	72	—	94	—	94

Total net revenue	132,865	97,766	54,002	22,165	306,798	(12,353)	294,445

Expenses
Salaries and other employee benefits	38,630	15,007	22,841	14,491	90,969	—	90,969
Technology and communications	15,805	7,007	4,374	696	27,882	—	27,882
Non-income taxes	9,307	992	1,242	802	12,343	—	12,343
Professional and outside services	6,740	972	2,414	470	10,596	—	10,596
Property	4,639	1,530	3,727	1,263	11,159	—	11,159
Amortization of intangible assets	714	551	1,767	842	3,874	—	3,874
Depreciation	6,855	2,224	1,436	254	10,769	—	10,769
Income tax benefit (expense)	—	—	1,862	525	2,387	—	2,387
Other expenses	20,847	7,182	13	1,688	29,730	(12,353)	17,377
Expenses Total	103,537	35,465	39,676	21,031	199,709	(12,353)	187,356

Net income	29,328	62,301	14,326	1,134	107,089	—	107,089

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Six months ended June 30, 2024	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	111,117	81,189	97,865	122	290,293	—	290,293
Interest income - Inter-segment	4,147	3,058	911	—	8,116	(8,116)	—
Interest income Total	115,264	84,247	98,776	122	298,409	(8,116)	290,293

Interest expense
Interest expense	27,282	22,690	65,807	—	115,779	—	115,779
Interest expense - Inter-segment	3,943	29	4,144	—	8,116	(8,116)	—
Interest expense Total	31,225	22,719	69,951	—	123,895	(8,116)	115,779

Net interest income
Net interest income	83,835	58,499	32,058	122	174,514	—	174,514
Net interest income - Inter-segment	204	3,029	(3,233)	—	—	—	—
Net interest income Total	84,039	61,528	28,825	122	174,514	—	174,514

Non-interest income	44,732	33,874	22,096	20,880	121,582	(10,842)	110,740

Allowance for credit losses	(231)	205	(48)	—	(74)	—	(74)

Net revenue before gains and losses	128,540	95,607	50,873	21,002	296,022	(10,842)	285,180

Gains and losses	104	—	197	—	301	—	301

Total net revenue	128,644	95,607	51,070	21,002	296,323	(10,842)	285,481

Expenses
Salaries and other employee benefits	37,758	13,441	22,534	12,895	86,628	—	86,628
Technology and communications	15,115	7,011	4,841	693	27,660	—	27,660
Non-income taxes	9,033	996	1,145	717	11,891	—	11,891
Professional and outside services	7,340	1,283	3,064	513	12,200	—	12,200
Property	4,649	1,410	4,045	1,225	11,329	—	11,329
Amortization of intangible assets	715	551	1,706	848	3,820	—	3,820
Depreciation	6,564	2,336	1,750	301	10,951	—	10,951
Income tax benefit (expense)	—	—	1,365	420	1,785	—	1,785
Other expenses	18,375	6,276	(104)	1,490	26,037	(10,842)	15,195
Expenses Total	99,549	33,304	40,346	19,102	192,301	(10,842)	181,459

Net income	29,095	62,303	10,724	1,900	104,022	—	104,022

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association ("ISDAs"). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of AFS investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedged items attributable to foreign exchange rates is recognized in current year earnings consistent with the related change in fair value of the hedging instrument. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in Accumulated other comprehensive income (loss) ("AOCIL") consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated financial instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 20: Accumulated other comprehensive income (loss) for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

June 30, 2025	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	3	85,547	148	(802)	(654)
Fair value hedges	Currency swaps	3	135,599	5,038	—	5,038
Derivatives not formally designated as hedging instruments	Currency swaps	55	1,647,173	8,308	(30,814)	(22,506)
Subtotal risk management derivatives			1,868,319	13,494	(31,616)	(18,122)

Client services derivatives	Spot and forward foreign exchange	145	222,816	1,792	(1,699)	93
Total derivative instruments			2,091,135	15,286	(33,315)	(18,029)

December 31, 2024	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	23,235	986	—	986
Fair value hedges	Currency swaps	3	139,512	—	(4,496)	(4,496)
Derivatives not formally designated as hedging instruments	Currency swaps	54	2,008,630	44,038	(7,181)	36,857
Subtotal risk management derivatives			2,171,377	45,024	(11,677)	33,347

Client services derivatives	Spot and forward foreign exchange	145	217,490	1,681	(1,589)	92
Total derivative instruments			2,388,867	46,705	(13,266)	33,439
In addition to the above, as at June 30, 2025 foreign denominated deposits of £229.0 million (December 31, 2024: £277.1 million); SGD1.6 million (December 31, 2024: SGD1.5 million) and CHF0.4 million (December 31, 2024: CHF0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
June 30, 2025				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	15,286	(10,398)	4,888	—	—	4,888

Derivative liabilities
Spot and forward foreign exchange and currency swaps	33,315	(10,398)	22,917	—	(9,586)	13,331
Net negative fair value			(18,029)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2024				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	46,705	(11,227)	35,478	—	(250)	35,228

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,266	(11,227)	2,039	—	(682)	1,357
Net positive fair value			33,439

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of operations line item	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Spot and forward foreign exchange	Foreign exchange revenue	—	(82)	1	(11)
Currency swaps, not designated as hedge	Foreign exchange revenue	(25,805)	7,578	(59,364)	23,692
Currency swaps - fair value hedges	Foreign exchange revenue	2,831	473	9,534	(5,474)
Total net gains (losses) recognized in net income		(22,974)	7,969	(49,829)	18,207

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of comprehensive income line item	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(1,406)	(1,198)	(1,639)	190
Total net gains (losses) recognized in comprehensive income		(1,406)	(1,198)	(1,639)	190

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2024.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities, other asset-backed securities, forward foreign exchange contracts and securities sold under agreements to repurchase.

There were no Level 3 investments as at June 30, 2025 and December 31, 2024.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the six months ended June 30, 2025 and the year ended December 31, 2024.

	June 30, 2025			December 31, 2024
	Fair value		Total carrying amount / fair value	Fair value		Total carrying amount / fair value
	Level 1	Level 2		Level 1	Level 2

Items that are recognized at fair value on a recurring basis:
Available-for-sale investments
US government and federal agencies	1,113,112	1,208,202	2,321,314	991,357	1,172,262	2,163,619
Non-US governments debt securities	—	—	—	93,468	—	93,468
Asset-backed securities - Student loans	—	—	—	—	40	40
Residential mortgage-backed securities	—	14,804	14,804	—	15,359	15,359
Total available-for-sale	1,113,112	1,223,006	2,336,118	1,084,825	1,187,661	2,272,486

Other assets - Derivatives	—	4,888	4,888	—	35,478	35,478

Financial liabilities
Other liabilities - Derivatives	—	22,917	22,917	—	2,039	2,039

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		June 30, 2025			December 31, 2024
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	1,450,062	1,450,062	—	1,998,112	1,998,112	—
Securities purchased under agreements to resell	Level 2	1,134,631	1,134,631	—	1,205,373	1,205,373	—
Short-term investments	Level 1	1,111,915	1,111,915	—	580,026	580,026	—
Investments held-to-maturity	Level 2	3,122,134	2,619,039	(503,095)	3,240,290	2,671,040	(569,250)
Loans, net of allowance for credit losses	Level 2	4,577,519	4,561,169	(16,350)	4,473,591	4,433,872	(39,719)

Financial liabilities
Term deposits	Level 2	4,009,789	4,018,174	(8,385)	4,478,257	4,482,978	(4,721)
Securities sold under agreements to repurchase	Level 2	—	—	—	92,562	92,562	—
Long-term debt	Level 2	—	—	—	98,725	98,361	364

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may be subject to early prepayment, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

June 30, 2025	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,351	—	—	—	—	99	1,450
Securities purchased under agreements to resell	812	69	254	—	—	—	1,135
Short-term investments	524	252	336	—	—	—	1,112
Investments	1	7	249	975	4,226	—	5,458
Loans	2,607	141	214	1,269	277	70	4,578
Other assets	—	—	—	—	—	452	452
Total assets	5,295	469	1,053	2,244	4,503	621	14,185

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,069	1,069
Demand deposits	6,223	—	—	—	—	2,605	8,828
Term deposits	3,155	357	450	48	—	—	4,010
Other liabilities	—	—	—	—	—	278	278
Total liabilities and shareholders' equity	9,378	357	450	48	—	3,952	14,185

Interest rate sensitivity gap	(4,083)	112	603	2,196	4,503	(3,331)	—
Cumulative interest rate sensitivity gap	(4,083)	(3,971)	(3,368)	(1,172)	3,331	—	—

December 31, 2024	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,905	—	—	—	—	93	1,998
Securities purchased under agreements to resell	1,142	63	—	—	—	—	1,205
Short-term investments	505	75	—	—	—	—	580
Investments	93	6	22	1,097	4,294	—	5,512
Loans	2,398	104	229	1,407	283	53	4,474
Other assets	—	—	—	—	—	462	462
Total assets	6,043	248	251	2,504	4,577	608	14,231

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,021	1,021
Demand deposits	5,580	—	—	—	—	2,688	8,268
Term deposits	3,593	434	368	83	—	—	4,478
Securities sold under agreements to repurchase	93	—	—	—	—	—	93
Other liabilities	—	—	—	—	—	273	273
Long-term debt	—	98	—	—	—	—	98
Total liabilities and shareholders' equity	9,266	532	368	83	—	3,982	14,231

Interest rate sensitivity gap	(3,223)	(284)	(117)	2,421	4,577	(3,374)	—
Cumulative interest rate sensitivity gap	(3,223)	(3,507)	(3,624)	(1,203)	3,374	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Long-term debt

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030. The issuance was by way of a registered offering with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020. The notes issued paid a fixed coupon of 5.25% until June 15, 2025 when they became redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes which were capitalized directly against the carrying value of these notes on the balance sheet and amortized over the life of the notes. These notes were redeemed at face value in June 2025 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of interest expense.

No interest was capitalized during the six months ended June 30, 2025, and the year ended December 31, 2024.

Note 17: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the six months ended June 30, 2025, the average number of outstanding awards of unvested common shares was 1.8 million (June 30, 2024: 1.6 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.

An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For the purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net income	53,325	50,591	107,089	104,022

Basic Earnings Per Share
Weighted average number of common shares issued	42,255	46,261	42,697	46,687
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	41,636	45,642	42,078	46,068

Basic Earnings Per Share	1.28	1.11	2.55	2.26

Diluted Earnings Per Share
Weighted average number of common shares	41,636	45,642	42,078	46,068
Net dilution impact related to awards of unvested common shares	1,017	656	1,035	662
Weighted average number of diluted common shares (in thousands)	42,653	46,298	43,113	46,730

Diluted Earnings Per Share	1.25	1.09	2.48	2.23

Note 18: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan"). Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. In February 2025, the Board of Directors approved the Amended and Restated 2020 Omnibus Share Incentive Plan with 5.0 million additional shares available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards

2020 Plans
Under the 2020 Plan, options can be awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price no less than the price of the most recently traded common share when granted and have a maximum term of 10 years.

There were no stock options outstanding as at June 30, 2025 and December 31, 2024.

Share-Based Incentive Programs
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value (which equals the actual trading price prevailing on grant date) of unvested share awards granted in the three months ended June 30, 2025 was $37.44 per share (December 31, 2024: $30.11 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Employee Long-Term Incentive Share Program
Under the Bank’s ELTIP, performance shares as well as time-vesting shares were awarded to employees and executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vesting shares will generally vest over the three-year period from the effective grant date.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Six months ended
	June 30, 2025		June 30, 2024
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	628	1,151	665	915
Granted	124	332	91	545
Vested (fair value in 2025: $15.5 million, 2024: $14.1 million, )	(116)	(268)	(137)	(334)
Forfeitures (resignations, retirements, redundancies)	—	(1)	(3)	(2)
Outstanding at end of period	636	1,214	616	1,124

Employee Share Purchase Plan
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of the Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the six months ended June 30, 2025, 7,186 shares (December 31, 2024: 16,762 shares) were issued under the ESPP.

Share-based Compensation Cost Recognized in the Financial Statements
	Six months ended
	June 30, 2025	June 30, 2024
EDIP and ELTIP	10,701	10,099
ESPP	292	305
Share-based Compensation Cost Recognized in Net Income	10,993	10,404
Deduct: Fair value of awards withheld for employees' payroll tax purposes	(211)	(118)
Share-based Compensation Cost Recognized in Additional Paid-in Capital	10,782	10,286

Unrecognized Share-based Compensation Cost
	June 30, 2025		December 31, 2024
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	9,964	1.87	8,829	1.88

ELTIP
Time vesting shares	37	0.62	66	1.12
Performance vesting shares	21,336	1.98	15,877	1.79
Total unrecognized expense	31,337		24,772

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Share repurchase programs

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Repurchase Program
On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023.

On February 13, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to February 29, 2024.

On December 5, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to December 31, 2024.

On July 22, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.1 million common shares through to December 31, 2024.

On December 9, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.7 million common shares through to December 31,
2025.

On July 28, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 1.5  million common shares through to December 31, 2025.

In the six months ended June 30, 2025, the Bank repurchased and retired 2,210,189 shares.

	Six months ended	Year ended December 31
Common share repurchases	June 30, 2025	2024	2023
Acquired number of shares (to the nearest 1)	2,210,189	4,490,940	3,133,717
Average cost per common share	39.26	34.58	28.27
Total cost (in US dollars)	86,782,848	155,305,756	88,590,240

Note 20: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2025				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(26,191)	(73,919)	(162,275)	(49,282)	16,252	(33,030)	(295,415)
Other comprehensive income (loss), net of taxes	6,260	3,759	43,362	543	(39)	504	53,885
Balance at end of period	(19,931)	(70,160)	(118,913)	(48,739)	16,213	(32,526)	(241,530)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2024				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)
Other comprehensive income (loss), net of taxes	(112)	4,199	(12,839)	2,298	(894)	1,404	(7,348)
Balance at end of period	(25,590)	(77,868)	(175,749)	(49,265)	10,926	(38,339)	(317,546)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Three months ended		Six months ended
	Line item in the consolidated statements of operations, if any	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(8,835)	376	6,260	(3,984)
Gains (losses) on net investment hedge	N/A	11,164	(425)	—	3,872
Net change		2,329	(49)	6,260	(112)

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	1,982	2,198	3,759	4,199
Net change		1,982	2,198	3,759	4,199

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	10,513	1,568	43,362	(13,038)
Foreign currency translation adjustments of related balances	N/A	938	(130)	—	199
Net change		11,451	1,438	43,362	(12,839)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	—	—	—	1,029
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	587	589	1,170	1,178
Amortization of prior service (credit) cost	Non-service employee benefits expense	21	19	41	39
Foreign currency translation adjustments of related balances	N/A	(446)	(7)	(668)	52
Net change		162	601	543	2,298

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	131	131	262	262
Amortization of prior service (credit) cost	Non-service employee benefits expense	(150)	(578)	(301)	(1,156)
Net change		(19)	(447)	(39)	(894)

Other comprehensive income (loss), net of taxes		15,905	3,741	53,885	(7,348)

Note 21: Capital structure

Authorized Capital
The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the six months ended June 30, 2025, the Bank declared and paid cash dividends of $0.88 (June 30, 2024: $0.88) for each common share as of the related record dates. On July 28, 2025, the Board of Directors declared an interim dividend of $0.50 per common share to be paid on August 25, 2025 to shareholders of record on August 11, 2025.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

Regulatory Capital
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

The Bank’s regulatory capital is determined in accordance with current Basel guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at June 30, 2025 and December 31, 2024. The following table sets forth the Bank's capital adequacy in accordance with the relevant Basel framework:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2025		December 31, 2024
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,056,576	N/A	1,066,058	N/A
Tier 1 capital	1,056,576	N/A	1,066,058	N/A
Tier 2 capital	7,086	N/A	107,061	N/A
Total capital	1,063,661	N/A	1,173,119	N/A

Risk Weighted Assets	4,063,117	N/A	4,539,376	N/A

Leverage Ratio Exposure Measure	14,563,832	N/A	14,679,662	N/A

Capital Ratios (%)
CET 1 capital	26.0%	10.0%	23.5%	10.0%
Tier 1 capital	26.0%	11.5%	23.5%	11.5%
Total capital	26.2%	13.5%	25.8%	13.5%
Leverage ratio	7.3%	5.0%	7.3%	5.0%

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at June 30, 2025 and December 31, 2024. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2023	19,735
Net loans issued (repaid) during the year	(1,081)
Effect of changes in the composition of related parties	983
Balance at December 31, 2024	19,637
Net loans issued (repaid) during period	(268)
Balance at June 30, 2025	19,369

Consolidated balance sheets	June 30, 2025	December 31, 2024
Deposits	75,464	92,182

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Interest and fees on loans	279	306	587	632
Total non-interest expense	190	77	214	115
Other non-interest income	61	46	153	124

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	June 30, 2025	December 31, 2024
Loans	8,877	9,056
Deposits	392	811
Accrued interest and other liabilities	403	167

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Interest and fees on loans	178	199	357	402
Total non-interest expense	228	421	439	820
Other non-interest income	62	61	125	123

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investments
As at June 30, 2025, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	June 30, 2025	December 31, 2024
Deposits	9,793	9,441
Accrued interest and other assets	304	—

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Asset management	3,037	2,695	5,773	5,257
Custody and other administration services	375	341	726	662
Other non-interest income	217	—	300	—

Note 23: Subsequent events

On July 28, 2025, the Board of Directors declared an interim dividend of $0.50 per common share to be paid on August 25, 2025 to shareholders of record on August 11, 2025.